July 8, 2024

Ms. Samantha Brutlag
Ms. Christina Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Allspring Funds Trust, File Nos. 333-280096 and 811-09253 (the “Registrant”)

Dear Ms. Brutlag and Ms. Fettig:

On behalf of the Registrant, I am responding to Ms. Fettig’s accounting comments delivered via telephone on June 26, 2024, and Ms. Brutlag’s disclosure comments delivered via telephone on June 28, 2024, to the registration statement initially filed June 10, 2024, on Form N-14, accession no. 0001081400-24-000353 (the “Registration Statement”). The Registration Statement relates to the acquisition of the assets (the “Merger”) of the Allspring Heritage Money Market Fund by the Allspring Government Money Market Fund (each a “Fund,” and together the “Funds”) and includes a Prospectus/Information Statement (the “Prospectus/Information Statement”) and a Merger Statement of Additional Information (the “Merger SAI”). Capitalized terms not defined herein are intended to refer to the defined terms used in the Prospectus/Information Statement and/or Merger SAI referenced above.

Disclosure Comments:

The following comments relate to the Prospectus/Information Statement

Comment 1:
You asked that we explain to the staff why approval by Target Fund shareholders is not required to complete the Merger.

Response 1:
The Registrant submits that the Merger meets the requirements of Rule 17a-8 under the Investment Company Act of 1940 for consummation of the Merger without Target Fund shareholder approval.

Comment 2:
In the “Shareholder Fee and Fund Expense Comparison” sub-section of the section entitled MERGER SUMMARY, you requested that we narratively describe any significant differences in the Funds’ annual fund operating expenses on both a gross and a net basis as well as any differences in management fee.

Response 2:
The requested update has been made.

Comment 3:
You noted that the disclosure included in the section entitled ADDITIONAL INFORMATION that outlines how a shareholder may obtain information on filings made with the Commission by the Registrant is out of date. You requested that we update this disclosure in accordance with the most recent version of Form N-14.

Response 3:
We have updated this disclosure as requested.

The following comments relate to the Part C of the Registration Statement

Comment 4:
You noted that the Part C includes as exhibits powers of attorney that reference the prior name of the Registrant. You asked that we consider whether such powers of attorney can continue to be used in light of the Registrant’s name change.

Response 4:
The Registrant submits that the powers of attorney remain valid and binding despite the name change of the Registrant and can continue to be used in connection with the signing of the Registrant’s Registration Statement.

Accounting Comments:

The following comments relate to the Prospectus/Information Statement

Comment 1:
In the “Share Class Information” sub-section included in the section entitled MERGER SUMMARY, you noted that the Service Class of Target Fund is being exchanged for Administrator Class of the Acquiring Fund, and that the Administrator Class of the Target Fund is being exchange for Institutional Class of the Acquiring Fund. You requested that we elaborate on the reference to consideration of expense structure included here to be clearer on why different share classes are planned in the Merger.

Response 1:
The requested update has been made.

Comment 2:
In the “Fund Performance Comparison” sub-section included in the section entitled MERGER SUMMARY, you requested that we update the year-to-date total return numbers to be as of June 30, 2024.

Response 2:
The requested update has been made.

Comment 3:
You requested that we confirm via correspondence that the fees presented in the “Shareholder Fee and Fund Expense Comparison” sub-section of the section entitled MERGER SUMMARY represent current fees in accordance with Item 3 of Form N-14.

Response 3:
We confirm the fees presented in the “Shareholder Fee and Fund Expense Comparison” sub-section of the section entitled MERGER SUMMARY represent current fees in accordance with Item 3 of Form N-14.

Comment 4:
In the “Tax Information” sub-section included in the section entitled MERGER SUMMARY, you noted that the disclosure states that an insignificant amount of securities are expected to be sold in connection with the Merger. You asked that we quantify what is meant by this disclosure and provide additional detail.

Comment 4:
Given the short-term nature of the securities held by the Target Fund, we expect that, at most, three securities may need to be disposed of in connection with the Merger. The disclosure has been updated to reflect that fact.

Comment 5:
In the “Board Considerations” sub-section included in the section entitled MERGER INFORMATION, you noted that reference was made to the Board’s consideration of some of the projected benefits of the Merger that would accrue to Allspring Funds Management and its affiliates.  You asked that we consider adding detail to the disclosure relating to benefits to Allspring.

Response 5:
The “Board Considerations” sub-section discloses the significant operational and business challenges to money market fund sponsors, such as Allspring Funds Management and its affiliates, posed by mandatory liquidity fees to be charged to Target Fund shareholders. As noted in the disclosures, the Target Fund would be liquidated in connection with the Merger, resulting in Allspring Funds Management and its affiliates being able to avoid such operational and business challenges. As such, the Registrant respectfully submits that additional detail is not necessary to summarize the Board’s consideration of such projected benefits to Allspring Funds Management and its affiliates.

Comment 6:
In the “Board Considerations” sub-section included in the section entitled MERGER INFORMATION, you asked that we explain what is meant by the term by “relative NAV” given the differences in valuation and that we confirm whether such differences are expected to cause an adjustment on merger date?

Response 6:
The “Board Considerations” sub-section discloses that the Board took into account that while the Target Fund is a money market fund with a floating net asset value (“NAV”) per share and the Acquiring Fund is a money market fund with a stable NAV per share, the Merger will be effected using a conversion factor to determine the number of Acquiring Fund shares to be received by Target Fund shareholders that takes into account the relative NAV per share of the Target Fund and Acquiring Fund. The term “relative NAV per share” is merely intended to reflect the NAV of the particular Fund, and the conversion factor is being utilized to ensure that the interests of the shareholders of both the Target Fund and the Acquiring Fund would not be diluted as a result of the Merger, as the conversion factor is designed so that Target Fund shareholders will receive the same value of Acquiring Fund shares as the value of their Target Fund shares at the time of the Merger. The Registrant submits that there is adequate disclosure in the filing regarding the operation of the conversion factor.

Comment 7:
In the “Determination of Net Asset Value” sub-section included in the section entitled ACCOUNT INFORMATION, you noted that the description of the Acquiring Fund’s valuation policy represents a difference in valuation policy from that of the Target Fund and requested that we confirm whether adjustments are expected and that we clearly disclose the differences and impact.

Response 7:
The Acquiring Fund seeks to maintain a stable NAV per share on the basis of amortized cost, as permitted by Rule 2a-7. The Target Fund, on the other hand, computes its NAV per share, rounded to at least four decimal places, on the basis of market values. The Target Fund will transition its portfolio to overnight repos leading up to the Merger date so that on the Merger date, the Target Fund’s investments can be valued at amortized cost at the time of the Merger. Disclosure has been added to the “Determination of Net Asset Value” sub-section to clarify the approach to be taken.

Comment 8:
In the section entitled PRO FORMA CAPITALIZATION, you requested that the pro forma capitalization information be updated to a date within thirty days of the filing date or confirm in correspondence that no material changes to the capitalization information of the Funds have occurred since the “as of” date currently used.

Response 8:
We have updated the tables to be as of June 30, 2024.

Comment 9:
In the section entitled PRO FORMA CAPITALIZATION, you requested that the table be amended to reflect the net asset value for the Target Fund expressed out to four decimal places,

Response 9:
The requested change has been made.

Comment 10:
In the section entitled PRO FORMA CAPITALIZATION, you requested that we confirm whether adjustments are needed due to the difference in valuation policy.

Response 10:
We confirm that no adjustments are needed in the pro forma capitalization table.

The following comments relate to the Merger SAI

Comment 11:
In the section entitled SUPPLEMENTAL FINANCIAL INFORMATION, you noted that we include disclosure indicating that the Reorganization will not result in a material change to the Target Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund.  You requested that we confirm this statement.

Response 11:
We confirm that this statement is accurate.

Comment 12:
In the section entitled SUPPLEMENTAL FINANCIAL INFORMATION, you noted that we include disclosure stating that here are no material differences in the accounting policies of the Target Fund as compared to those of the Acquiring Fund. You asked that we consider whether disclosure regarding the differences in valuation policies should be disclosed.

Response 12:
Disclosure has been added to the Merger SAI to address this point.

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The Registrant will file a definitive Prospectus/Information Statement on or about July 10, 2024. Such filing will incorporate your comments, where applicable, as outlined in this letter, and make other non-material changes.

Please feel free to call me at (857) 990-1101 if you have any questions or comments in this matter.

Sincerely,
/s/ Maureen E. Towle

Maureen E. Towle
Managing Counsel
ALLSPRING GLOBAL INVESTMENTS